Exhibit 99.1

21VIANET GROUP, INC.

(Incorporated as a limited liability company under the laws of the Cayman Islands)

Announcement of Results of the Consent Solicitation with Respect to its 6.875% Bonds due 2017 (the “Bonds”)

Beijing, September 14, 2016—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that instructions with respect to RMB285,200,000 aggregate principal amount of the Bonds, representing approximately 67.8% of the outstanding principal amount of the Bonds, to vote in favor of certain extraordinary resolutions (the “Extraordinary Resolutions”) put to eligible holders of the Bonds (the “Bondholders”) have been received pursuant to the Company’s invitation to Bondholders to approve certain amendments and waivers to the Terms and Conditions of the Bonds (the “Consent Solicitation”) conducted upon the terms and subject to the conditions set forth in a consent solicitation statement (the “Consent Solicitation Statement ”) dated September 1, 2016.

Approval of the Extraordinary Resolutions

As Bondholders of not less than a majority in aggregate principal amount of the outstanding Bonds voted in favor of the Extraordinary Resolutions relating to the Bonds (the “Requisite Consents”), the Extraordinary Resolutions were duly passed.

Each Bondholder who validly voted in favor of the Extraordinary Resolutions pursuant to the Consent Solicitation Statement will be eligible to receive a one-time fee in an amount equal to RMB400 per RMB100,000 principal amount of Bonds held by such Bondholder (the “Consent Fee”).

The Consent Fee will be paid by the Company to each such Bondholder voting in favor of the Extraordinary Resolutions on or around September 21, 2016 following the date on which the Extraordinary Resolutions are passed.

In addition, the Company will deposit or procure that there will be deposited into an interest reserve account CNY14,458,125, being the interest payable in respect of one interest period on the aggregate principal amount of the outstanding Bonds by October 14, 2016.

Amendments to the Terms and Conditions of the Bonds

The Company announces that, following approval of the Extraordinary Resolutions, the terms and conditions of the Bonds were amended by the Company today by entering into the Supplemental Fiscal Agency Agreement in order to implement the Extraordinary Resolutions.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of the Bonds, and shall not constitute an offer, solicitation or sale of the Bonds in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.